Rafaella Apparel Group, Inc.

1411 Broadway

New York, NY 10018

February 8, 2007

VIA FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Attention:  Mr. Kurt Murao

Re:   Rafaella Apparel Group, Inc.

Registration Statement No. 333-138342

Gentlemen and Ladies:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned, Rafaella Apparel Group, Inc. (the “Company”), respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 2:00 p.m. on February 12, 2007, or as soon as practicable thereafter.

Notwithstanding the foregoing, as requested by the Commission in its first comment letter to the Company, dated November 28, 2006, the Company hereby acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RAFAELLA APPAREL GROUP, INC.

By:	/s/ CHAD J. SPOONER
	Name:	Chad J. Spooner
	Title:	Chief Financial Officer